

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Dr. B.B. Sahay
Chairman and Chief Executive Officer
ASI Aviation, Inc.
11921 Freedom Drive
Suite 550
Reston, VA 20190-5667

> **Re: ASI Aviation, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 31, 2018**
> **File No. 024-10786**

Dear Dr. Sahay:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your analysis included in your correspondence regarding your shell status. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. We do not believe that the activities described constitute more than nominal operations. Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status.

Compensation of Directors and Executive Officers, page 40

2. We note the disclosure on page 33 that officers and directors will begin to receive $35,000 per month after you have raised a minimum of $500,000. However, the employment agreements in this section describe different terms. Please reconcile the disclosure.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction